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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                AMENDMENT NO. 1

                                 SCHEDULE 13E-3
                                 (RULE 13E-100)
          TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER
          RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             NAB ASSET CORPORATION
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                              (Name of the Issuer)
                             NAB ASSET CORPORATION
        CHARLES E. BRADLEY, SR., CHARLES E. BRADLEY, JR., JAMES GARDNER
                       CONSUMER PORTFOLIO SERVICES, INC.
                       STANWICH FINANCIAL SERVICES CORP.
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                     (Names of Person(s) Filing Statement)
                         COMMON STOCK, PAR VALUE $0.10
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                         (Title of Class of Securities)
                                   628712200
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                     (CUSIP Number of Class of Securities)
                                  ALAN FERREE
          CHIEF FINANCIAL OFFICER, SENIOR VICE PRESIDENT AND SECRETARY
                             NAB ASSET CORPORATION
           4144 N. CENTRAL EXPRESSWAY, SUITE 800, DALLAS, TEXAS 75204
                                 (214) 860-1882
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 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
        and Communications on Behalf of the Person(s) Filing Statement)
                                   COPIES TO:
                            ROBERT E. CRAWFORD, JR.
                            CHRISTOPHER D. WILLIAMS
                        WINSTEAD SECHREST & MINICK P.C.
          1201 ELM STREET, 5400 RENAISSANCE TOWER, DALLAS, TEXAS 75270
                                 (214) 745-5120
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    This statement is filed in connection with (check the appropriate box):
    a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
    b. [ ] The filing of a registration statement under the Securities Act of 1933.
    c. [ ] A tender offer.
    d. [ ] None of the above.
    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

    Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]
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

                                  INTRODUCTION

     NAB Asset Corporation, a Texas corporation (the "Company"), Charles E. Bradley, Sr., Chairman of the Board, Chief Executive Officer, and a director of the Company, Charles E. Bradley, Jr., a director of the Company, James Gardner, a director of the Company, Consumer Portfolio Services, Inc. ("CPS"), a shareholder of the Company, and Stanwich Financial Services Corp., a Rhode Island corporation ("SFSC"), a company wholly-owned by Charles E. Bradley, Sr., hereby submit this Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Statement"). This Statement is filed in connection with the Company's solicitation subject to Regulation 14A of the consent of its shareholders to a proposed plan of reorganization (the "Plan of Reorganization"), as a result of which the common stock of the Company will be held of record by less than 300 persons. In connection with the Plan of Reorganization, the Company entered into a stock purchase agreement (the "Stock Purchase Agreement") between the Company, Centex Financial Services, Inc., a Nevada corporation ("Centex Financial"), and SFSC, executed March 16, 2001. Pursuant to the transactions contemplated by the Plan of Reorganization and Stock Purchase Agreement, the Company will redeem 2,633,794 shares of its common stock for cash in an amount equal to $.106 per share, and Centex Financial will purchase 49.9% of the Company's outstanding common stock (in addition to the 117,500 shares already owned by it). In consideration for the issuance and sale of the common stock, Centex Financial will pay the Company $880,000 plus an amount, estimated to be approximately $669,000, equal to certain other Company liabilities. The Stock Purchase Agreement and the Plan of Reorganization have been unanimously approved by the Company's Board of Directors. The shareholders of the Company will be asked to consent to the Plan of Reorganization pursuant to a definitive proxy statement of the Company to be circulated to such shareholders (the "Proxy Statement").

     This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Proxy Statement was originally filed by the Company with the Securities and Exchange Commission (the "Commission") on April 16, 2001. Terms used but not defined herein shall have the meanings set forth in the Proxy Statement.

     All information contained in or incorporated into this Statement concerning CPS, SFSC, Charles E. Bradley, Sr., Charles E. Bradley, Jr., and James Gardner has been supplied by each such entity or person, respectively. Except for information relating specifically to a filing party other than the Company or as otherwise indicated, all other information contained in this Statement has been supplied by the Company.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the Proxy Statement under the caption "SUMMARY" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The information set forth in the Proxy Statement, in the second paragraph under the caption "SUMMARY -- NAB" is incorporated herein by reference.

     (b) The information set forth on the cover page of, and under the caption "SPECIAL FACTORS -- Going Private Transaction" in, the Proxy Statement is incorporated herein by reference. As of June 13, 2001, there were 5,091,300 shares of the Company's common stock, par value $0.10 per share, outstanding.

     (c)-(d) The information set forth in the Proxy Statement under the caption "PRICE RANGE OF COMMON STOCK AND DIVIDENDS" is incorporated herein by reference. The Texas Business Corporation Act prohibits the Company from declaring dividends except from the Company's surplus. Since the Company has no surplus, the Company is statutorily prohibited from declaring dividends.

     (e) Not applicable.

     (f) Not applicable.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a)-(c) The information contained in the Proxy Statement under the captions "BUSINESS -- NAB;" "MANAGEMENT -- Current Executive Officers and Directors;" "OWNERSHIP OF OUR SECURITIES -- Ownership Prior to Reorganization Transactions" and the second paragraph under the caption "SUMMARY -- NAB" is incorporated herein by reference.

     Stanwich Financial Services Corp. is a Rhode Island corporation. Its principal executive offices are located at One Stamford Landing, 62 Southfield Avenue, Stamford, CT 06902 (203) 325-0551. SFSC is in the structured settlement business, which administers the periodic payments required to be made to individual parties over time under settlements of various personal injury claims.

     Information regarding the executive officers and directors of SFSC is as follows:

     Charles E. Bradley, Sr., 71, has been the president and sole director of SFSC since May 1997.

     Consumer Portfolio Services, Inc. is a California corporation. Its principal executive offices are located at 16355 Laguna Canyon Road, Irvine, CA 92618. Its telephone number is (949) 753-6800. CPS beneficially owns approximately 38.0% of the Company's outstanding common stock. CPS is a consumer finance company specializing in the business of purchasing, selling and servicing retail automobile installment contracts originated by licensed motor vehicle dealers in the sale of new and used automobiles, light trucks and passenger vans. Through its purchases, CPS provides indirect financing through licensed motor vehicle dealers to the customers of such dealers who have limited credit histories, low income, or past credit problems. CPS serves as an alternative source of financing for such dealers, allowing sales to customers who otherwise might not be able to finance their purchases.

     Information regarding the executive officers and directors of CPS is as follows:

     Charles E. Bradley, Jr., 41, has been the president and a director of CPS since its formation in March 1991. In January 1992, Mr. Bradley was appointed Chief Executive Officer of CPS. From March 1991 until December 1995 he served as Vice President and a director of CPS Holdings, Inc. From April 1989 to November 1990, he served as Chief Operating Officer of Barnard and Company, a private investment firm. From September 1987 to March 1989, Mr. Bradley, Jr. was an associate of the Harding Group, a private investment banking firm. Mr. Bradley, Jr. is currently serving as a director of Reunion Industries, Inc, a manufacturer of high volume precision plastics, with a business address at 11 Stanwix Street, Suite 1400, Pittsburgh, PA 15222. Charles E. Bradley, Sr., Chairman of the board of directors of CPS, is his father.

     William L. Brummund, Jr., 48, has been Senior Vice President -- Operation since March 1991. From 1986 to March 1991, Mr. Brummund was Vice President and Systems Administrator for Far Western Bank, a banking institution.

     Nicholas P. Brockman, 56, has been Senior Vice President -- Asset Recovery & Liquidation since January 1996. He was Senior Vice President of Contract Origination from April 1991 to January 1996. From 1986 to March 1991, Mr. Brockman served as a Vice President and Branch Manager of Far Western Bank, a banking institution.

     Richard P. Trotter, 57, has been Senior Vice President -- Contract Origination since January 1996. He was Senior Vice President of Administration from April 1995 to December 1995. From January 1994 to April 1995 he was Senior Vice President -- Marketing of CPS. from December 1992 to January 1994, Mr. Trotter was Executive Vice President of Lange Financial Corporation.

     Curtis K. Powell, 44, has been Senior Vice President -- Marketing of CPS since April 1995. He joined CPS in January 1993 as an independent marketing representative until being appointed Regional Vice President of Marketing for Southern California in November 1994. From June 1985 through January 1993, Mr. Powell was in the retail automobile sales and leasing business.

     Mark A. Creatura, 41, has been Senior Vice President -- General Counsel since October 1996. From October 1993 through October 1996, he was Vice President and General Counsel at Urethane Technologies, Inc., a polyurethane chemicals formulator, with a business address at 212 W. Taft Avenue, Orange, CA 92866. Mr. Creatura was previously engaged in the private practice of law with the Los Angeles law firm of Troy & Gould Professional Corporation from October 1985 through October 1993.

     Thurman Blizzard, 58, has been Senior Vice President -- Risk Management since May 1999, and was Senior Vice President -- Collections from January 1998 until May 1999. CPS had previously engaged Mr. Blizzard as a consultant from October 1997 to December 1997 to provide recommendations to CPS concerning its collections operation. Prior thereto, Mr. Blizzard served as Chief Operations Officer of Monaco Finance, an acquirer of automobile retail installment contracts with a business address at 370 17th Street, Suite 5060, Denver, CO 80202, from May 1994 to March 1997. Mr. Blizzard was previously an Asset Liquidation Manager with the Resolution Trust Corporation from November 1991 to May 1994.

     Kris I. Thomsen, 43, has been Senior Vice President -- Systems since June 1999. Previously, Ms. Thomsen had been Vice President -- Systems since CPS's inception in March 1991.

     James L. Stock, 35, has been Senior Vice President -- Chief Financial Officer of CPS since January 2000. Prior to being named the Chief Financial Officer, Mr. Stock was the Vice President and Corporation Controller of CPS. From August 1993 to December 1994, Mr. Stock was the assistant controller of Fluid Recycling Services, an industrial fluids management company. From July 1990 to August 1993, Mr. Stock was a senior associate with Coopers & Lybrand, a national accounting firm.

     Thomas L. Chrystie, 66, has been a director of CPS since April 1995. He has been self-employed as an investor, through Wycap Corporation, with a business address at P.O. Box 640, Wilson, WY 83014 since 1988. His previous experience includes 33 years at Merrill Lynch & Co., a financial services corporation with a business address at 222 Broadway, 17th Floor, New York, NY 10038, in various capacities including heading Merrill Lynch & Co.'s investment banking, capital markets and merchant banking activities. In addition, he served as Merrill Lynch & Co.'s Chief Financial Officer.

     John G. Poole, 57, has been a director of CPS since November 1993 and its Vice Chairman since January 1996. He was a co-founder of Stanwich Partners, Inc., an investment firm, with a business address at 62 Southfield Avenue, Stamford, CT 06902 and has been a director, vice president and shareholder of that company since its formation. Mr. Poole is a director of Reunion Industries, Inc., a manufacturer of high volume precision plastics, with a business address at 11 Stanwix Street, Suite 1400, Pittsburgh, PA 15222, Sanitas, Inc., and DeVlieg-Bullard, Inc, a manufacturer of precision engineered machine tools, with a business address at 10100 Forrest Hills Road, Rockford, IL 61115.

     William B. Roberts, 62, has been a director of CPS since its formation in March 1991. Since 1981, he has been the president of Monmouth Capital Corp., an investment firm which specializes in management buyouts, with a business address at Juniper Business Plaza, 3499 Route 9 North, Freehold, NJ 07728. Mr. Roberts serves on the board of directors of Atlantic City Racing Association, a publicly-held corporation, which owns and operates a race track, with a business address at 4501 Blackhorse Pike, Mays Landing, NJ 08330.

     Robert A. Simms, 61, has been a director of CPS since April 1995. He has been the Chairman and Chief Executive Officer of Simms Capital Management, Inc., a financial investment company, with a business address at 55 Railroad Avenue, Greenwich, CT 06830, since 1984. He is a director of the National Football Foundation and College Hall of Fame, a non-profit organization, with a business address at 22 Maple Avenue, Morristown, NJ 07960. Mr. Simms also serves on the Board of Overseers of Rutgers University, an academic institution, with a business address at 14 College Ave., New Brunswick, NJ 08901, and was formerly a partner in Bear Stearns & Co., a financial services corporation, with a business address at 2 Crescent Place, Oceanport, NJ 07757.

     None of the persons filing this report or the above individuals or entities have been convicted in any criminal proceedings in the past five years, nor have any of them been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, in the past five years.

     Mr. Charles E. Bradley, Sr., Mr. Charles E. Bradley, Jr., Mr. James Gardner, Mr. William L. Brummund, Jr., Mr. Nicholas P. Brockman, Mr. Richard P. Trotter, Mr. Curtis K. Powell, Mr. Mark A. Creatura, Mr. Thurman Blizzard, Ms. Kris I. Thomsen, Mr. James L. Stock, Mr. Thomas L. Chrystie, Mr. John G. Poole, Mr. William B. Roberts, and Mr. Robert A. Simms are all United States citizens.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a)-(c) The information contained in the Proxy Statement under the captions of "SUMMARY -- the Reorganization Transactions; -- Stock Purchase
Agreement; -- The Plan of Reorganization; -- Our Operation During the Reorganization Case; -- Effect of Confirmation of the Reorganization Plan; and -- Federal Income Tax Consequences;" "SPECIAL FACTORS -- Purpose of the Reorganization Transactions; and -- Interests of Certain Persons in the Reorganization Transactions; Conflicts of Interest;" "STOCK PURCHASE AGREEMENT;" "CERTAIN FEDERAL INCOME TAX CONSEQUENCES;" "SUMMARY OF THE PLAN OF REORGANIZATION" and "VOTING REQUIREMENTS AND INSTRUCTIONS" is incorporated herein by reference and Annexes A and B to the Proxy Statement are also incorporated herein by reference.

     (d) The information contained in the Proxy Statement under the captions "SUMMARY OF THE PLAN OF REORGANIZATION -- The Solicitation; Voting; and
-- Confirmation of the Plan" and "SPECIAL FACTORS -- Dissenters' Rights" is incorporated herein by reference.

     (e) No provision has been made to grant unaffiliated security holders access to our corporate files or to obtain counsel or appraisal services at our expense.

     (f) Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) The information contained in the Proxy Statement under the captions "SPECIAL FACTORS -- Interests of Certain Persons in the Reorganization Transactions; Conflicts of Interest" and "MANAGEMENT -- Executive Compensation" is incorporated herein by reference.

     (b)-(c) The information contained in the Proxy Statement under the captions "SPECIAL FACTORS -- Events Leading to the Reorganization Transactions" and "STOCK PURCHASE AGREEMENT" is incorporated herein by reference.

     (e) The information contained in the Proxy Statement under the captions "SPECIAL FACTORS -- Voting Agreement;" "STOCK PURCHASE AGREEMENT;" "SUMMARY OF THE PLAN OF REORGANIZATION -- Implementation of the Plan" and "OWNERSHIP OF OUR SECURITIES" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (b) The information contained in the Proxy Statement under the captions "OWNERSHIP OF OUR SECURITIES -- Ownership Following Consummation of Reorganization Transactions;" "SPECIAL FACTORS -- Going Private Transaction;" "SUMMARY OF THE PLAN OF REORGANIZATION;" and "SPECIAL FACTORS -- Certain Information Regarding Centex Financial and Centex Corporation; Plans for Reorganized NAB After the Reorganization Transactions" is incorporated herein by reference and Annex A to the Proxy Statement is incorporated herein by reference.

     (c)(1-8) The information contained in the Proxy Statement under the captions "SUMMARY OF THE PLAN OF REORGANIZATION -- Classification and Treatment of Claims and Interests; -- Conditions to Confirmation and Occurrence of the Effective Date; -- Executory Contracts and Unexpired Leases; -- Plan Modifications; Severability of Plan Provisions; -- Officers' and Directors' Indemnification Rights; -- Confirmation of the Plan; -- Implementation of the Plan; and -- Effects of Plan Confirmation;" "SPECIAL FACTORS -- Certain Information Regarding Centex Financial and Centex Corporation; Plans for Reorganized NAB After the Reorganization Transactions;" "SPECIAL
FACTORS -- Going Private Transaction" and "MANAGEMENT -- Management of Reorganized NAB after the Reorganization Transactions" is incorporated herein by reference and Annex A to the Proxy Statement is also incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a)-(d) The information contained in the Proxy Statement under the captions "SUMMARY -- Stock Purchase Agreement;" "SPECIAL FACTORS -- Purpose of the Reorganization Transactions; -- Available Alternatives; -- Events Leading to the Reorganization Transactions; -- Going Private Transaction; -- Liquidation Analysis; -- Certain Information Regarding Centex Financial and Centex Corporation; Plans for Reorganized NAB after the Reorganization Transactions; and -- Certain Financial Projections;" "SUMMARY OF THE PLAN OF REORGANIZATION -- Brief Explanation of Chapter 11; -- Classification and Treatment of Claims and Interests; -- Executory Contracts and Unexpired Leases; -- Officers' and Directors' Indemnification Rights; -- Implementation of the Plan; and -- Effects of Plan Confirmation" and "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" is incorporated herein by reference and Annex A to the Proxy Statement is also incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a)-(e) The information contained in the Proxy Statement under the captions "SPECIAL FACTORS -- Recommendation of the Board of Directors; Fairness of the Reorganization Transactions; -- Available Alternatives; -- Opinion of Financial Advisor; and -- Liquidation Analysis" and "SUMMARY OF THE PLAN OF
REORGANIZATION -- The Solicitation; Voting; and -- Confirmation of the Plan" is incorporated herein by reference and Annex C to the Proxy Statement is also incorporated herein by reference.

     (f) Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     (a)-(c) The information contained in the Proxy Statement under the captions "SPECIAL FACTORS -- Opinion of Financial Advisor;" "SPECIAL FACTORS -- Other Reports" and "SPECIAL FACTORS -- Recommendation of the Board of Directors; Fairness of the Reorganization Transactions" is incorporated herein by reference and Annex C to the Proxy Statement is also incorporated herein by reference.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a)-(d) The information contained in the Proxy Statement under the captions "SOURCES AND USES OF FUNDS;" "FEES AND EXPENSES" and "SUMMARY -- Stock Purchase Agreement" is incorporated herein by reference and Annex B to the Proxy Statement is incorporated herein by reference.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information contained in the Proxy Statement under the captions "OWNERSHIP OF OUR SECURITIES" and "SUMMARY -- Stock Purchase Agreement" is incorporated herein by reference and Annex B to the Proxy Statement is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

     (d) The information contained in the Proxy Statement under the captions "SPECIAL FACTORS -- Voting Agreement; -- Available Alternatives; -- Events Leading to the Reorganization Transactions; -- Going Private
Transaction; -- Opinion of Financial Advisor -- Liquidation Analysis;
and -- Recommendation of the Board of Directors; Fairness of the Reorganization Transactions" is incorporated herein by reference.

     (e) The information contained in the Proxy Statement under the captions "SPECIAL FACTORS -- Recommendation of the Board of Directors; Fairness of the Reorganization Transactions; -- Available Alternatives; -- Events Leading to the Reorganization Transactions; -- Going Private Transaction; -- Opinion of Financial Advisor; and -- Liquidation Analysis" is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

     (a) The information contained in the Proxy Statement under the captions "SUMMARY -- Summary Historical Financial Data;" "SELECTED HISTORICAL FINANCIAL INFORMATION" and "CONSOLIDATED FINANCIAL STATEMENTS" is incorporated herein by reference.

     (b) The information contained in the Proxy Statement under the captions "SUMMARY -- Summary Pro Forma Financial Data" and "PRO FORMA FINANCIAL DATA" is incorporated herein by reference.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a)-(b) The information contained in the Proxy Statement under the caption "SOLICITATION INFORMATION" is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION.

     None.

ITEM 16.  EXHIBITS.

     (a) Preliminary Proxy Statement, including all Annexes thereto (incorporated herein by reference to the Company's Preliminary Proxy Statement, filed April 16, 2001.)

     (b) None.

     (c)(1) Engagement Letter between NAB Asset Corporation and Howard Frazier Barker Elliott, Inc., dated March 5, 2001.

     (c)(2) Opinion of Howard Frazier Barker Elliot, Inc. (incorporated herein by reference to Annex C to the Company's Preliminary Proxy Statement, filed April 16, 2001).

     (c)(3) Strategic Alternatives Report by Charbonneau-Klein, Inc., dated November 8, 2000.

     (d)(1) Voting Agreement among Centex Financial, CPS, Greenhaven Associates, Inc., and Charles E. Bradley, Sr., dated March 16, 2001.

     (d)(2) Stock Purchase Agreement among NAB Asset Corporation, Stanwich Financial Services Corp., and Centex Financial Services, Inc., executed March 16, 2001 (incorporated herein by reference to Annex B to the Company's Preliminary Proxy Statement, filed April 16, 2001).

     (d)(3) Indemnification of the Company's directors and officers pursuant to
Article IX of the Company's Restated Articles of Incorporation and Article VIII of the Company's bylaws.

     (d)(4) Consulting Agreement among the Company and SAMCO Capital Markets, dated as of January 2, 2001.

     (f) There are no dissenters' rights available under applicable law with respect to the reorganization transactions. If the plan is confirmed by the bankruptcy court and the reorganization transactions are consummated, holders of common stock that do not vote in favor of the plan will still be bound by all the terms and conditions of the plan.

     (g) None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               /s/ CHARLES E. BRADLEY, SR.
                                          --------------------------------------
                                                       (Signature)

                                                 Charles E. Bradley, Sr.
                                          --------------------------------------
                                                     (Name and Title)

                                                      June 14, 2001
                                          --------------------------------------
                                                          (Date)

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NAB ASSET CORPORATION

                                          By:  /s/ CHARLES E. BRADLEY, SR.
                                            ------------------------------------
                                                        (Signature)

                                                 Charles E. Bradley, Sr.,
                                           Chief Executive Officer of NAB Asset
                                                       Corporation
                                          --------------------------------------
                                                     (Name and Title)

                                                      June 14, 2001
                                          --------------------------------------
                                                          (Date)

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          STANWICH FINANCIAL SERVICES CORP.

                                          By:  /s/ CHARLES E. BRADLEY, SR.
                                            ------------------------------------
                                                       (Signature)

                                                 Charles E. Bradley, Sr.,
                                          President, Stanwich Financial Services
                                                          Corp.
                                          --------------------------------------
                                                     (Name and Title)

                                                      June 14, 2001
                                          --------------------------------------
                                                          (Date)

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CONSUMER PORTFOLIO SERVICES, INC.

                                          By:  /s/ CHARLES E. BRADLEY, JR.
                                            ------------------------------------
                                                        (Signature)

                                                 Charles E. Bradley, Jr.,
                                          President, Consumer Portfolio Services
                                          --------------------------------------
                                                     (Name and Title)

                                                      June 14, 2001
                                          --------------------------------------
                                                          (Date)

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               /s/ CHARLES E. BRADLEY, JR.
                                          --------------------------------------
                                                       (Signature)

                                                 Charles E. Bradley, Jr.
                                          --------------------------------------
                                                     (Name and Title)

                                                      June 14, 2001
                                          --------------------------------------
                                                          (Date)

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    /s/ JAMES B. GARDNER
                                            ------------------------------------
                                                        (Signature)

                                                      James B. Gardner
                                            ------------------------------------
                                                      (Name and Title)

                                                       June 14, 2001
                                            ------------------------------------
                                                           (Date)

                                 EXHIBIT INDEX

EXHIBIT                           DESCRIPTION
-------                           -----------
(a)       Preliminary Proxy Statement, including all Annexes thereto, and related Notice of Special Meeting of Shareholders
          (incorporated herein by reference to the Company's
          Preliminary Proxy Statement, filed April 16, 2001.).........
(b)       None........................................................
(c)(1)    Engagement Letter between NAB Asset Corporation and Howard
          Frazier Barker Elliott, Inc., dated March 5, 2001. .........
(c)(2)    Opinion of Howard Frazier Barker Elliot, Inc. (incorporated herein by reference to Annex C to the Company's Preliminary
          Proxy Statement, filed April 16, 2001)......................
(c)(3)    Strategic Alternatives Report by Charbonneau-Klein, Inc.,
          dated November 8, 2000. ....................................
(d)(1)    Voting Agreement among Centex Financial, CPS, Greenhaven
          Associates, Inc., and Charles E. Bradley, Sr., dated March
          16, 2001....................................................
(d)(2)    Stock Purchase Agreement among NAB Asset Corporation,
          Stanwich Financial Services Corp., and Centex Financial
          Services, Inc., executed March 16, 2001 (incorporated herein by reference to Annex B to the Company's Preliminary Proxy
          Statement, filed April 16, 2001)............................
(d)(3)    Indemnification of the Company's directors and officers
          pursuant to Article IX of the Company's Restated Articles of
          Incorporation and Article VIII of the Company's bylaws......
(d)(4)    Consulting Agreement among the Company and SAMCO Capital
          Markets, dated as of January 2, 2001........................
(f)       There are no dissenters' rights available under applicable law with respect to the reorganization transactions. If the plan is confirmed by the bankruptcy court and the
          reorganization transactions are consummated, holders of
          common stock that do not vote in favor of the plan will
          still be bound by all the terms and conditions of the
          plan........................................................
(g)       None........................................................